UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-68658

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BMI Capital International LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Fifth Avenue, Floor 22
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert H. Trapp	202-813-2915	rtrapp@bmicapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert H. Trapp _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BMI Capital International LLC _____, as of 6/30 _____, 2 024 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: CEO   9/10/2024



Notary Public

ANNA CAPELERIS-TSAGAKIS
Notary Public, State of New York
No... 01CA5042412
Qualified in Queens County
COMMISSION EXPIRES June 20, 2027.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BMI CAPITAL INTERNATIONAL LLC
REPORT PURSUANT TO RULE 17A-5(d)
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024

BMI CAPITAL INTERNATIONAL LLC

TABLE OF CONTENTS



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of BMI Capital International LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BMI Capital International LLC (the "Company") as of June 30, 2024, the related statements of operations, changes in members' equity (deficit), changes in subordinated liabilities, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States, except whereas noted below.

As disclosed in Note 3 to the financial statements, the Company does not consistently record revenue in accordance with the Financial Accounting Standards Board ("FASB") standard: *Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC Topic 606").* In our opinion, the Company has not provided reasonable audit evidence to support that the Company is consistently following the accounting principle of ASC Topic 606.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above, we conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
September 30, 2024

BMI CAPITAL INTERNATIONAL LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

ASSETS

Cash	$ 111,187
Due from Member	2,800
Other assets	5,124
Total Assets	$ 119,111

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Equity subordinated loans	$ 200,000
Federal SBA loan	63,320
Accounts payable, accrued expenses and other liabilities	8,382
Total Liabilities	271,702
Members' Equity (Deficit)	(152,591)
Total Liabilities and Members' Equity (Deficit)	$ 119,111

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2024

REVENUES:

Investment banking	$ 415,056
Interest	70
Total revenues	415,126

EXPENSES:

Compensation	311,552
Compliance	40,000
Professional fees	26,243
Interest	20,649
Regulatory fees	17,711
Communications & technology	14,478
Travel & meals	2,332
Occupancy and other	939
Total expenses	433,904

NET LOSS $ (18,778)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED JUNE 30, 2024

Equity (Deficit) at June 30, 2023	$ (133,813)
Net Loss	(18,778)
Equity (Deficit) at June 30, 2024	$ (152,591)

The accompanying notes are an integral part of these financial statements.

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2024**

Equity subordinated loans at June 30, 2023	$	200,000
Equity subordinated loans received		-
Equity subordinated loans at June 30, 2024	$	200,000

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2024

Adjustments to reconcile net loss to net cash provided
by (used in) operating activities:

Net loss	$	(18,778)
Due from member		3,200
Other assets		3,737
Accrued expenses		2,435
Net cash used in operating activities		(9,406)
Cash Provided by (Used in) Investing Activities		-
Cash Provided by (Used in) Financing Activities:		
Federal SBA loan principal payments		(1,578)
Net decrease in cash		(10,984)
Cash at June 30, 2023		122,171
Cash at June 30, 2024	$	111,187

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	20,649
Income Taxes	$	67

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
June 30, 2024

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS:

BMI Capital International LLC (the "Company"), a limited liability company, was originally organized in the State of Texas on June 18, 2012 as Morris Energy Advisors , Inc. and later converted their entity type and name in 2013 to Pretiosa Metalla LLC. The Company now operates its business from New York, New York as BMI Capital International LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides investment banking services in the global capital market for lower mid-market and small-cap companies.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("Generally Accepted Accounting Principles", or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Guarantees:
The Company had no guarantees, as defined by FASB ASC 460, Guarantees, as of June 30, 2024 or for the year then ended.

Accounts Receivable:
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible. There were no Accounts Receivable as of June 30, 2024.

Promotion Costs:
The Company expenses promotion costs as incurred.

Notes to Financial Statements
June 30, 2024

NOTE 2 - <u>SIGNIFICANT ACCOUNTING POLICIES (continued)</u>:

<u>Income Taxes:</u>
The Company, with the consent of its Members, has elected to be a limited liability company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal or State Income Taxes is included in these financial statements.

The Company is required to file income tax returns in federal, state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. The statute of limitations for state and local purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2024, no examinations have been initiated by any of the taxing authorities.

<u>Equipment:</u>
Equipment is stated at cost less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. At June 30, 2024 the equipment was fully depreciated.

NOTE 3 – <u>REVENUE RECOGNITION</u>:

The Company does not consistently record revenue in accordance with the Financial Accounting Standards Board ("FASB") standard: Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The Company's engagement letters do not identify or allocate the transaction price to the performance obligation. Therefore the Company does not always recognize revenue when each performance obligation is satisfied. The Company is in the process of updating its engagement letters and working on finalizing a firm revenue recognition policy.

Investment banking success fees amounted to $415,056 for the year ended June 30, 2024, consisting of $237,175 in fees from M&A advisory services and $177,881 in fees from private placement services.

The Company earns fees from private placement services and its other services according to the terms of written engagement agreements with customers seeking a merger, acquisition, sale, or investment banking structuring. These agreements provide for various billing arrangements, such as initial and on-going retainers as well as success fees upon the closing of a transaction.

The Company recognizes Commissions expense and any other direct contract costs in the same accounting period as the related revenues.

Notes to Financial Statements
June 30, 2024

NOTE 4 – <u>CASH</u>:

The Company holds its cash only at one large federally insured U.S. bank.

NOTE 5 - <u>NET CAPITAL</u>:

As a broker-dealer, the Company is subject to the Securities Exchange Act of 1934's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $39,485 at June 30, 2024, which was in excess of its required net capital of $5,000 by $34,485. The ratio of aggregate indebtedness to net capital at June 30, 2024 was 1.82 to 1.

NOTE 6 – <u>FEDERAL SBA LOAN</u>:

The Company signed the loan documents under the SBA Economic Injury Disaster Loan ("EIDL") of the CARES Act on June 13, 2020 and received the loan proceeds of $68,000 on June 23, 2020. The receipt of these funds was dependent on the Company having initially qualified for the loan.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to working capital needs (as defined in the CARES Act) of the Company that, while permitted, would not result in forgiveness of a corresponding portion of the loan.

$63,320 of the loan was aggregate indebtedness of the Company at June 30, 2024. It is a 3.75% annual interest loan with monthly payments having started June 2021. There are no prepayment penalties on the loan. $2,397 of interest on the loan was paid for the year ended June 30, 2024. The loan matures in June 2050.

NOTE 7 – <u>EQUITY SUBORDINATED LOANS</u>:

The Company received two equity subordinated loans from DSS Financial Management, Inc. (an affiliate of equity member DSS Securities, Inc. [Note 7]) during the year ended June 30, 2023. These loans total $200,000 and count fully toward the Company's net capital. Each loan (August 29, 2022, and May 8, 2023) is for $100,000. The annual interest rate on the August 2022 loan is 8% and is paid monthly. The annual interest rate on the May 2023 loan is Wall Street Journal Prime plus 2% and is paid monthly. These loans mature on August 29, 2025, and May 8, 2026, respectively, and total interest of $18,252 was paid during the year ended June 30, 2024.

Notes to Financial Statements
June 30, 2024

NOTE 8 – <u>MEMBERS' EQUITY (DEFICIT)</u>:

BMI Financial Group Inc. owns 75.1% of the Company. DSS Securities, Inc. (a Nevada corporation) purchased 24.9% of the Company during the year ended June 30, 2021.

Although the Company operated at a loss for the year, the Members are committed to contributing capital as needed to support Company operations throughout June 30, 2025. The Members have the wherewithal to fund the Company as needed to be net capital compliant.

NOTE 9 – <u>OPERATING LEASES</u>:

In January 2020 the Company entered an office sharing agreement with another New York City broker-dealer which results in no lease expenses for the Company, and therefore did not incur lease expenses for the year ended June 30, 2024.

The Company has adopted ASC Topic 842 *Leases*. Since the Company has only historically used short-term leases, ASC Topic 842 has not had a material impact on its financial statements taken as a whole, and is not expected to have a material impact going forward.

NOTE 10 – <u>CONCENTRATION</u>:

During the year ended June 30, 2024, the Company conducted M&A advisory services and private placement services for three clients amounting to approximately 77.1% of its total Investment banking revenues.

NOTE 11 – <u>SUBSEQUENT EVENTS</u>:

The Company has evaluated events and transactions subsequent to the date of the statement of financial condition through the date these financial statements were available to be issued ("issuance date") for matters requiring recognition or disclosure in these financial statements.

Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 12 – <u>COMMITMENTS AND CONTINGENCIES</u>

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of June 30, 2024, or during the year then ended.

Notes to Financial Statements
June 30, 2024

NOTE 13 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended June 30, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the period then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 14 – RELATED PARTIES:

The Company advances funds on an as-needed basis to member BMI Financial Group Inc. These advances are non-interest-bearing and are payable on demand. This balance has been classified as Due from Member in the accompanying statement of financial condition.

On May 7, 2020 the Company loaned $6,000 to member BMI Financial Group Inc. of which $3,200 has been repaid during the year ended June 30, 2024. There is no maturity on this loan.

The Company pays BMI Funding Inc., a related entity, for providing technology services to the Company. These funds have been recorded as Communications & technology expenses for the year ended June 30, 2024. The total paid to BMI Funding Inc. was $200 for the year ended June 30, 2024.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

BMI CAPITAL INTERNATIONAL LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2024

Net Capital:		
Total Members' Equity (Deficit)	$	(152,591)
Addition from Equity subordinated loans		200,000
Total capital and allowable subordinated liabilities		47,409
Adjustments to Net Capital:		
Non-allowable assets		
Loan to member		(2,800)
Other assets		(5,124)
		(7,924)
Net Capital, as defined	$	39,485

Computation of basic net capital requirement

Minimum net capital requirement based on 6 2/3% of aggregate indebtedness	$	4,780
Minimum dollar net capital requirement	$	5,000
Net capital requirement (larger of above)	$	5,000
Excess Net Capital	$	34,485
Ratio Of Aggregate Indebtedness To Net Capital		1.82 to 1
Aggregate Indebtedness:		
Accounts payable, other liabilities & accrued expenses	$	71,702

NOTE: There were no material differences between the net capital computations above and the computations included in the Company's most recently filed Form X-17A-5 Part IIA.

See report of independent registered public accounting firm.

SCHEDULE II

**Computation for Determination of Reserve Requirements and Information Relating to
Possession or Control Requirements Pursuant to SEA Rule 15c3-3
As of June 30, 2024**

The Computation for Determination of the Reserve Requirements and the Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company. The Company is in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 ("Non-Covered Firm") because the Company limits its business activities to investment banking services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending June 30, 2024, without exception.

See report of independent registered public accounting firm.



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of BMI Capital International LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BMI Capital International LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) BMI Capital International LLC limits its business activities exclusively to investment banking services which are in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the year ended June 30, 2024. BMI Capital International LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BMI Capital International LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
September 30, 2024



BMI CAPITAL INTERNATIONAL LLC

Assertions Regarding Exemption Provisions

We, as members of management of BMI Capital International LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment banking services.

As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2024.

The Company was in compliance with no exceptions throughout the year ending June 30, 2024.

BMI Capital International LLC

By:

(Robert H. Trapp - President)